82-4345


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

03 AUG -5 AM 7:21

July 28, 2003

Division of Corporation Finance,
Office of International Corporate Fina
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.


03024963

SUPPL

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Unaudited Financial Statements
   - The Bank's Interim Financial Statement: Quarter ended March 31, 2003

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.

8/5

File No. 82-4345

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since May 2003.

Document No.	Date Published, or distributed	Document
1	May 6, 2003	Result of ECD Conversion.
2	May 14, 2003	Results of operation for the first quarter of 2003 after review by the independent auditor.
3	May 28, 2003	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W).
4	June 5, 2003	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares.
5	June 13, 2003	Director's Resignation.
6	June 27, 2003	Result of warrants exercise for preferred shares.
7	July 4, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.
8	July 4, 2003	Result of ECD Conversion.
9	July 7, 2003	Director's Resignation.
10	July 18, 2003	Results of operation for the second quarter of 2003 before review by the independent auditor.
11	July 18, 2003	SCB Securities Co.,Ltd. has purchased 4,600,000 ordinary shares in SCB Asset-Management Co.,Ltd.
12	July 21, 2003	Appointment of Director

— List of Information furnished to made public and file with the SET distributed since May 2003. (Continued)

Document No.	Date Published, or distributed	Document
13	July 21, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture.
14	July 24, 2003	SCB has invested in ordinary shares of Mahachai Land Development Co.,Ltd. resulting from conversion of the Company's debt.

(Translation)

Date : May 6, 2003

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of April 2003.

The Siam Commercial Bank PCL announces the results of operation for the first quarter of 2003 after review by the independent auditor.

Bank-only Financial Statements

1. Summary of significant operating results for the first quarter of 2003.

Operating results after review by the independent auditor remained the same as the preliminary results released on April 21, 2003.

On a bank-only basis, the Bank achieved a net profit of Baht 3,077 million in the first quarter of 2003, compared with Baht 327 million in the same quarter of 2002 and a net loss of Baht 13,533 million last quarter due mainly to the sharp decline in loan loss reserve in this period. Net profit before loan loss provision was recorded at Baht 3,677 million compared with Baht 3,426 million and Baht 3,113 million in the first and fourth quarter of last year, respectively. The improvement resulted mainly from an increase in net interest income of Baht 509 million (12.3%) from quarter 1/2002 and Baht 235 million (5.3%) from quarter 4/2002, and a decline in non-interest expenses of Baht 27 million (-0.9%) and Baht 344 million (-9.8%) from the first and fourth quarter of last year, respectively.

2. Balance Sheet as at March 31, 2003

Total loans outstanding before allowance for doubtful accounts were Baht 481,875 million and allowance for doubtful accounts was Baht 79,870 million. Accrued interest receivables were Baht 2,331 million, a decrease of Baht 158 million from the end of last year.

Total deposits stood at Baht 587,849 million, an increase of Baht 19,247 million or 3.4% from the end of last year.

Shareholders' equity stood at Baht 54,929 million, equivalent to a book value of Baht 17.54 per share (December 2002 : Baht 16.64 per share). Total capital funds were Baht 60,101 million or 13.2% of total risk assets, of which 8.0% was Tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

As at March 31, 2003, the Bank had Non-Performing Loans (NPLs) per the Bank of Thailand's notification dated January 16, 2003 of Baht 118,753 million, or 24.5% of total loans including loans to financial institutions, marginally increased from Baht 118,257 million (24.2% of total loan) at the end of last year.

Problem Classified Loans (Substandard and lower) as at March 31, 2003 were Baht 119,694 million, or 24.7% of total classified loans excluding Interbank and Money Market Items, slightly increased from Baht 119,206 million (24.4%) at the end of last year.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 3,077 million in the first quarter of 2003. Income showed the same trends as in the Bank only results. Compared with first quarter of last year, net interest income increased by Baht 546 million and non-interest income decreased by Baht 362 million. However, non-interest expenses increased slightly while the expenses declined on a bank-only basis.

As at March 31, 2003, total consolidated assets of the Bank and its subsidiaries were Baht 699,079 million (December 2002: Baht 675,722 million), while consolidated liabilities were Baht 643,181 million (December 2002: Baht 622,657 million), and total shareholders' equity was Baht 55,898 million (December 2002: Baht 53,065 million).

BSS 460070
May 28, 2003

President,
The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of
Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

Since June 22, 2003 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period: June 8-21, 2003

Exercise date: June 23, 2003

Place: Siam Commercial Bank PCL's head office and all branches

Exercise procedure:

1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during 08.30 a.m. - 15.30 p.m.

2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise

    1. Notice of exercise to purchase preferred shares which are correctly and completely filled in

    2. Warrant certificates in the amount specified in the notice of exercise

    3. Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities

broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons:	Non –Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

BSS 460073 June 5, 2003

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on June 30, 2003 is as follows:

Conversion Notice June 15 – 29, 2003

Exercise Date June 30, 2003

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and
3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,

Credit Risk Division
BSS. 460079

13 June 2003

The President,

The Stock Exchange of Thailand

Re: Director's Resignation

Dear Sir,
The Siam Commercial Bank PCL would like to inform that Mr. Mahito Kageyama had tendered his resignation from the position of Director effective on 12 June 2003.

Please be informed accordingly.
Yours faithfully,

The Siam Commercial Bank PCL
(Khunying Jada Wattanasiritham)
President and CEO

- Translation from Thai Text -

BSS. 460083 June 27, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For June 23, 2003, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	57,667	units
Exercise applications, this period	896	units
Outstanding unexercised warrants	114,942,320	units

Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	57,667	units
Exercise applications, this period	896	units
Remaining preferred shares issuale	114,942,320	units

Warrant exercise in this period by nationality		
Non-Thai nationals	-	shares
Thai nationals	896	shares

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

- *Translation from Thai Text* –

BSS 460089 July 4, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 30, 2003 exercise date, applications for conversion were for

52,413,579 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	58,563	Shares
Number of preferred shares already converted	(623,379,049)	Shares
Conversion per this exercise date (June 30, 2003)	(52,413,579)	Shares
	1,824,265,935	Shares
Convertible preferred shares outstanding		

Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	49,220,303	Shares
Previous conversion from preferred shares	623,379,049	Shares
	52,413,579	Shares
Conversion per this exercise date (June 30, 2003)		
	1,313,773,004	Shares
Total ordinary shares outstanding		
No. of new converted shares held by **foreign** shareholders	43,308,234	Shares
No. of new converted shares held by **local** shareholders	9,105,345	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

Date : July 4, 2003

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of June 2003.

- Translation -

BSS. 46090 7 July 2003

The President,

The Stock Exchange of Thailand

Re: Director's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that Mr. Aswin Kongsiri had tendered his resignation from the position of director effective on 4 July 2003.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President and CEO

Date: July 18, 2003

The Siam Commercial Bank PCL announces the unaudited results of operation for the second quarter of 2003: Net profit increased almost 8 times from last year.

The Siam Commercial Bank PCL announces the preliminary results of operation for the second quarter of 2003, before being audited by the independent auditor. Net profit was Baht 2,895 million, close to Baht 3,077 million in the first quarter of 2003 but a significant improvement from Baht 363 million in the second quarter of 2002. For the first half of 2003, net profit increased markedly to Baht 5,971 million, from Baht 691 million a year earlier.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said, "In this quarter, the Bank's net profit increased almost 8 times from last year due to low loan loss provision. Net interest and dividend income also improved due to proactive liquidity management. Improvement in the business and economic environment contributed to higher income from subsidiaries and higher loan growth in this quarter, especially mortgage lending while we saw a pick-up in corporate and SMEs' loan demand. The SARS outbreak at the beginning of the quarter had some effects on loan demand and credit card usage but only slightly affected the Bank's operation."

Looking ahead, Dr. Vichit Suraphongchai, Chairman of the Executive Committee said, "We will be more proactive in doing business. Especially on consumer lending, we will improve the Bank's brand identity and network according to the Change Program and offer new products and services. Our customers will see visible changes during the rest of this year."

Significant items of operating results in the second quarter of 2003 are as follows:

1. Net interest and dividend income

Net interest and dividend income increased to Baht 4,624 million from Baht 4,345 million in the second quarter of 2002 but decreased from Baht 4,647 million in the previous quarter. Net interest margin slightly declined to 2.6% in this quarter from 2.7% in the previous quarter partly as a result of lower dividend from investment.

2. Non-interest income

Non-interest income totaled Baht 2,178 million, up Baht 15 million from Baht 2,163 million in the second quarter of 2002. The increase is attributed to the following reasons:

- Fees and service income increased by Baht 85 million due to increase in income from retail transactions and bond underwriting business.
- Income from subsidiary and associated companies increased by Baht 136 million, owing to less loan loss provision of some subsidiary companies.

Meanwhile, gains on investment decreased by Baht 141 million due to decrease in sales of securities while exchange gain decreased by Baht 76 million.

Compared to the first quarter of this year, non-interest income was Baht 2,178 million unchanged from the previous quarter. Gains on investment increased due to improved securities market situation, income from subsidiary and associated companies and exchange

gain also increased. Fees and service income on the other hand decreased as a result of lower fee from credit card business. SARS outbreak led to lower credit card usage.

3. Non-interest expenses

Total non-interest expenses were Baht 3,307 million, down from Baht 3,633 million a year earlier as the Bank booked a loss from diminution in value of assets Baht 330 million last year. Compared to the last quarter, non-interest expenses increased Baht 158 million due to increase in advertising cost and premises and equipment expenses. Operating cost to income ratio consequently rose to 50%, but was still lower than 52.6% of last year.

4. Loan loss provision

In the second quarter of this year, the Bank set aside Baht 600 million in loan loss provision as a general reserve. As at June 30, 2003, loan loss provision totaled Baht 79,026 million and loan loss coverage ratio was 64.6%.

Balance sheet as at June 30, 2003

As at June 30, 2003, total loans outstanding before allowance for doubtful accounts were Baht 487,853 million, an increase of Baht 2,742 million or 0.6% from the end of last year, and an increase of Baht 5,978 million or 1.2% from last quarter.

Total deposits stood at Baht 587,343 million, an increase of Baht 18,741 million from the end of last year but a decline of Baht 506 million or 0.1% from the previous quarter. Loan to deposit ratio consequently improved to 83.1% from 82.0% in the previous quarter.

Shareholders' equity stood at Baht 60,195 million, an increase of Baht 8,077 million from the end of last year, and Baht 5,265 million from the last quarter. The increase was mainly due to profits for the period and increase in securities valuation.

Total capital funds (tier 1 and tier 2) at June 30, 2003 were Baht 62,685 million or approximately 13.3% of total risk assets, of which 7.7% was tier 1 capital.

Problem Classified Loans (PCLs)

The Bank's problem classified loans (sub-standard and lower) including accrued interest receivables, other assets and loans to financial institutions as at June 30, 2003, were Baht 122,471 million or 24.7% of total loans, compared with Baht 120,566 million or 24.7% of total loan from last quarter. As at June 30, 2003, non-performing loans (NPLs) according to the Bank of Thailand's new definition were Baht 120,634 million or 24.5%.

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Investor Relations Team Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th
Reuter: SCB.BK, SCBf.BK, SCB-_p.BK, SCBp.BK; Bloomberg: SCB TB, SCB/F TB, SCB/P TB, SCB/Q TB

Ref : TS460514

Date : July 18, 2003

SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 4,600,000 ordinary shares in SCB Asset Management Co., Ltd.

Transaction Asset : Ordinary Share of SCB Asset Management Co., Ltd.

Purchaser : SCB Securities Co., Ltd.

Objective : Long-term Investment

Type of Business : Asset Management Company

Registered Capital : 200,000,000 Baht (Paid-up 100,000,000 Baht) divided into 20,000,000 shares with a par value of 10 Baht per share (Paid-up 5 Baht per share)

Type of Transaction :

Transaction Date	Sellers	No. of Shares	Price (Baht/Share)	Invested Amount (Baht)
July 17, 2003	Siam Commercial New York Life insurance Plc.	4,600,000	9.43	43,378,000

Proportion : After this transaction, SCB and SCB Securities Co., Ltd. will hold a total of 78.00% stake in SCB Asset Management Co., Ltd. with SCB holds 6,400,000 shares (32%) and SCB Securities Co., Ltd. holds another 9,200,000 shares (46%).

Transaction Size : 0.08% of Total Assets

- Translation -

BSS. 460095 21 July 2003

The President,

The Stock Exchange of Thailand

Re: Appointment of Director

The Meeting of Board of Directors of the Siam Commercial Bank no. 8/2003 on 18 July 2003 considered the recommendation of the Nomination and Corporate Governance Committee and passed a resolution to appoint Ms. Puntip Surathin, Director General State Enterprice Policy Office, Ministry of Finance as a director of the Bank to fill the position vacated by Mr. Aswin Kongsiri. The appointment takes effect on 18 July 2003.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President and CEO

Translation from Thai Text
No. Tor Thor. 14-460500 21 July, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of July 16,2003)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,476,610
	Debentures requested conversion	490,700
	Outstanding unconverted debentures	4,032,690
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	49,220,303
	Requested - conversion - common - stocks	16,356,659
	Outstanding common stocks for conversion	134,423,038
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	16,356,659

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

Date : 24/7/2003

SCB HAS INVESTED IN ORDINARY SHARES OF MAHACHAI LAND DEVELOPMENT CO.,LTD. RESULTING FROM CONVERSION OF THE COMPANY'S DEBT.

Transaction Date	:	July 23, 2003
Involves Parties	:	Debtor : Mahachai Land Development Co., Ltd. (MLDL) Creditor : Siam Commercial Bank PCL. (SCB)
Transaction Assets	:	Mahachai Land Development Co., Ltd's ordinary shares
Objective	:	Debt restructuring as state in MLDL reorganization plan.
Type of Business	:	Industrial Estate
Registered Capital	:	14,531,200.00 Baht (Par value of 100 Baht per share) divided into 145,312 ordinary shares, fully paid.
Nunber of shares	:	118,224 shares (Par Value of 100 Bath per share),fully paid
Price	:	100.00 Baht per share
Total Value of Transaction	:	11,822,400.00 Baht
Percentage of shares	:	After this transaction, SCB will hold 81.36% in Mahachai Land Development Co.,Ltd.
Transaction Size	:	0.002% of SCB's total assets, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

File No. 82-4345

2. Unaudited Financial Statements

The Bank's Interim Financial Statement: Quarter ended March 31, 2003.



ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter ended March 31, 2003

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at March 31, 2003, and the related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated February 24, 2003 with an emphasis paragraphs regarding the impact from economic difficulties to the operations of the Bank and its subsidiaries. The consolidated and the Bank's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such consolidated and Bank's financial statements which we have audited and reported. We have not performed any other audit procedures subsequent to such report date.

As discussed in Note 1 to the interim financial statements, Thailand and many Asia-Pacific countries has experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 13, 2003

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2003	As at December 31, 2002	"Unaudited" As at March 31, 2003	As at December 31, 2002
ASSETS				
CASH	8,301,839	7,688,351	8,142,597	7,523,705
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	5,826,808	5,802,367	5,500,821	5,472,874
Non-interest bearing	13,518,100	3,626,815	13,465,292	3,583,927
Foreign items				
Interest bearing	40,359,628	41,133,755	37,511,181	38,855,963
Non-interest bearing	1,460,044	2,570,441	1,048,288	1,842,088
Total Interbank and Money Market Items	61,164,580	53,133,378	57,525,582	49,754,852
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	29,319,000	13,450,000	29,319,000	13,450,000
INVESTMENTS (Note 4.2)				
Short-term investments - net	44,419,876	42,958,619	43,825,759	42,400,896
Long-term investments - net	95,751,504	97,206,366	92,583,473	91,222,250
Investments in subsidiaries and associated companies - net	3,340,515	3,278,844	13,143,266	12,998,104
Total Investments - net	143,511,895	143,443,829	149,552,498	146,621,250
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 4.3 and 4.5)	485,787,561	489,118,506	481,874,916	485,110,662
Accrued interest receivables	2,453,589	2,618,670	2,331,296	2,489,031
Total Loans and Accrued Interest Receivables	488,241,150	491,737,176	484,206,212	487,599,693
Less Allowance for doubtful accounts (Note 4.4)	(72,660,218)	(71,369,367)	(70,580,956)	(69,379,815)
Less Revaluation allowance for debt restructuring (Note 4.4)	(9,923,910)	(11,209,693)	(9,288,638)	(10,427,270)
Net Loans and Accrued Interest Receivables	405,657,022	409,158,116	404,336,618	407,792,608
PROPERTIES FORECLOSED - NET	12,574,973	12,648,953	12,213,684	12,282,093
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	564,126	556,754	564,126	556,754
PREMISES AND EQUIPMENT - NET	24,646,996	24,635,987	19,390,824	19,321,492
NET INTER-ACCOUNT BALANCE	2,165,678	2,797,630	2,165,678	2,797,629
ASSETS PENDING TRANSFER	5,710,945	3,319,194	5,710,945	3,319,194
OTHER ASSETS - NET	5,462,168	4,889,376	4,450,951	3,802,528
TOTAL ASSETS	**699,079,222**	**675,721,568**	**693,372,503**	**667,222,105**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2003	As at December 31, 2002	"Unaudited" As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	578,995,201	561,915,840	579,277,601	559,190,793
Deposits in foreign currencies	11,750,813	12,587,801	8,571,389	9,411,542
Total Deposits	590,746,014	574,503,641	587,848,990	568,602,335
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	8,913,236	5,289,020	8,916,181	5,442,015
Non-interest bearing	912,023	1,586,366	942,621	1,633,909
Foreign items				
Interest bearing	274,132	1,226,547	312,685	1,320,032
Non-interest bearing	1,059,730	687,535	1,071,413	701,938
Total Interbank and Money Market Items	11,159,121	8,789,468	11,242,900	9,097,894
LIABILITIES PAYABLE ON DEMAND	3,692,237	3,002,891	3,689,513	3,001,597
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	30,000	40,000	-	-
BORROWINGS				
Short-term borrowings	3,812,685	4,991	3,812,685	4,991
Long-term borrowings	21,956,879	25,832,109	21,562,250	25,437,434
Total borrowings	25,769,564	25,837,100	25,374,935	25,442,425
BANK'S LIABILITIES UNDER ACCEPTANCES	564,126	556,754	564,126	556,754
INTEREST PAYBLE ON DEPOSITS	2,768,549	2,539,577	2,764,329	2,539,355
LIABILITIES PENDING TRANSFER	3,506,952	2,627,022	3,505,189	2,623,517
OTHER LIABILITIES	4,944,429	4,760,567	3,453,392	3,240,004
TOTAL LIABILITIES	643,180,992	622,657,020	638,443,374	615,103,881

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2003	As at December 31, 2002	"Unaudited" As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital (Note 4.11.3)				
5,942,649,837 preferred shares of Baht 10.00 each	59,426,498	59,426,498	59,426,498	59,426,498
1,057,350,163 ordinary shares of Baht 10.00 each	10,573,502	1,057,350,163	10,573,502	1,057,350,163
Issued and paid-up share capital				
1,924,805,137 preferred shares of Baht 10.00 each, fully paid	19,248,051		19,248,051	
2,105,291,399 preferred shares of Baht 10.00 each, fully paid		21,052,914		21,052,914
1,207,636,244 ordinary shares of Baht 10.00 each, fully paid	12,076,362		12,076,362	
1,026,569,982 ordinary shares of Baht 10.00 each, fully paid		10,265,700		10,265,700
PREMIUM ON PREFERRED SHARES	4,390,936	32,790,566	4,390,936	32,790,566
PREMIUM ON ORDINARY SHARES	423,332	22,786,164	423,332	22,786,164
UNREALIZED INCREMENT PER LAND APPRAISAL	4,620,996	4,621,051	4,620,996	4,621,051
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,811,207	3,839,458	3,811,207	3,839,458
REVALUATION SURPLUS ON INVESTMENTS	7,265,792	7,553,510	7,265,792	7,553,510
FOREIGN CURRENCY TRANSLATION	(39,739)	(17,077)	(39,739)	(17,077)
UNREALIZED GAIN RESULTING FROM THE SALE OF A SUBSIDIARY' S SHARES OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE	55,662	-	55,662	-

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited"		"Unaudited"	
	As at March 31, 2003	As at December 31, 2002	As at March 31, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS (Note 4.11.3)				
Appropriated				
Legal reserve	-	695,000	-	695,000
Other reserve	-	23,081,000	-	23,081,000
Unappropriated (Deficit)	3,076,530	(74,550,062)	3,076,530	(74,550,062)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	54,929,129	52,118,224	54,929,129	52,118,224
MINORITY INTEREST	969,101	946,324	-	-
TOTAL SHAREHOLDERS' EQUITY	55,898,230	53,064,548	54,929,129	52,118,224
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**699,079,222**	**675,721,568**	**693,372,503**	**667,222,105**
OFF - BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.7)				
AVALS TO BILLS AND GUARANTEES OF LOANS	3,373,485	3,194,572	3,373,485	3,194,572
LIABILITY UNDER UNMATURED IMPORT BILLS	2,995,964	3,657,548	2,995,964	3,657,548
LETTERS OF CREDIT	7,659,739	6,397,463	7,588,161	6,358,403
OTHER CONTINGENCIES	397,430,182	383,545,774	397,160,798	383,238,966

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	5,595,088	5,841,835	5,534,285	5,818,541
Interest on interbank and money market items	267,139	545,217	263,697	540,262
Investments	1,431,812	1,284,369	1,387,012	1,239,946
Total Interest and Dividend Income	7,294,039	7,671,421	7,184,994	7,598,749
INTEREST EXPENSES				
Interest on deposits	2,173,011	3,055,113	2,154,803	3,034,458
Interest on interbank and money market items	57,194	87,923	55,043	87,362
Interest on short-term borrowings	51,879	-	51,879	-
Interest on long-term borrowings	285,451	347,673	276,294	338,511
Total Interest Expenses	2,567,535	3,490,709	2,538,019	3,460,331
Net Interest and Dividend Income	4,726,504	4,180,712	4,646,975	4,138,418
BAD DEBT AND DOUBTFUL ACCOUNTS	524,517	2,737,059	530,400	2,672,121
LOSS ON DEBT RESTRUCTURING	68,507	437,776	69,600	427,009
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	4,133,480	1,005,877	4,046,975	1,039,288
NON-INTEREST INCOME				
Gain on investments	45,022	560,669	41,401	549,067
Income (loss) from equity interest in subsidiaries and/or associated companies	135,740	(3,732)	202,113	89,290
Fees and service income				
Acceptances, avals and guarantees	175,908	169,517	175,909	169,320
Others	1,284,516	1,353,589	1,260,865	1,256,916
Gain on exchanges	437,701	385,574	436,039	385,288
Other income	430,459	405,233	62,447	14,552
Total Non-Interest Income	2,509,346	2,870,850	2,178,774	2,464,433

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
NON - INTEREST EXPENSES				
Personnel expenses	1,207,506	1,138,709	1,070,215	1,027,380
Premises and equipment expenses	845,343	875,097	689,495	726,811
Taxes and duties	268,102	258,570	263,179	254,071
Fees and service expenses	225,827	197,067	222,954	192,747
Directors' remuneration	11,545	11,302	9,478	9,121
Contributions to the Financial Institutions Development Fund	584,054	615,547	580,902	612,708
Loss from diminution in value of property foreclosed	289	-		-
Other expenses	391,672	405,668	312,996	353,829
Total Non-Interest Expenses	3,534,338	3,501,960	3,149,219	3,176,667
INCOME BEFORE INCOME TAX EXPENSE	3,108,488	374,767	3,076,530	327,054
LESS INCOME TAX EXPENSE (Note 4.10)	13,175	20,964		-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES	3,095,313	353,803	3,076,530	327,054
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES	18,783	26,749		-
NET INCOME	**3,076,530**	**327,054**	**3,076,530**	**327,054**
BASIC EARNINGS PER SHARE (Note 4.8) **BAHT**	2.59	0.37	2.59	0.37
DILUTED EARNINGS PER SHARE (Note 4.8) **BAHT**	0.98	0.10	0.98	0.10

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
PREFERRED SHARE CAPITAL				
Beginning balance	21,052,914	22,561,653	21,052,914	22,561,653
Deductions : Converted to ordinary shares	(1,804,863)	(46,977)	(1,804,863)	(46,977)
Ending balance	19,248,051	22,514,676	19,248,051	22,514,676
ORDINARY SHARE CAPITAL				
Beginning balance	10,265,700	8,749,894	10,265,700	8,749,894
Additions : Converted from preferred shares and subordinated convertible bonds	1,810,662	46,977	1,810,662	46,977
Ending balance	12,076,362	8,796,871	12,076,362	8,796,871
PERMIUM ON PREFERRED SHARES				
Beginning balance	32,790,566	35,140,474	32,790,566	35,140,474
Deductions : Converted from ordinary shares	(411,732)	(73,168)	(411,732)	(73,168)
Deductions : Transfer to reduce deficit (Note 4.11.3)	(27,987,898)	-	(27,987,898)	-
Ending balance	4,390,936	35,067,306	4,390,936	35,067,306
PREMIUM ON ORDINARY SHARES				
Beginning balance	22,786,164	20,422,123	22,786,164	20,422,123
Additions : Converted from preferred shares and subordinated convertible bonds	423,332	73,168	423,332	73,168
Deductions : Transfer to reduce deficit (Note 4.11.3)	(22,786,164)	-	(22,786,164)	-
Ending balance	423,332	20,495,291	423,332	20,495,291
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,051	4,621,051	4,621,051	4,621,051
Deductions	(55)	-	(55)	-
Ending balance	4,620,996	4,621,051	4,620,996	4,621,051
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,839,458	3,962,014	3,839,458	3,962,014
Deductions	(28,251)	(30,639)	(28,251)	(30,639)
Ending balance	3,811,207	3,931,375	3,811,207	3,931,375
REVALUATION SURPLUS (DEFICIT) ON INVESTMENTS				
Beginning balance	7,553,511	4,655,705	7,553,511	4,655,705
Additions (deductions)	(287,719)	1,269,915	(287,719)	1,269,915
Ending balance (Note 4.2)	7,265,792	5,925,620	7,265,792	5,925,620

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
FOREIGN CURRENCY TRANSLATION				
Beginning balance	(17,077)	114,863	(17,077)	114,863
Deductions	(22,662)	(138,900)	(22,662)	(138,900)
Ending balance	(39,739)	(24,037)	(39,739)	(24,037)
UNREALIZED GAIN RESULTING FROM THE SALE OF A SUBSIDIARY'S SHARES OF AN ASSOCIATED COMPANY'S SHARES TO THE PUBLIC IN EXCESS OF PAR VALUE				
Beginning balance		-		-
Additions	55,662	-	55,662	-
Ending balance	55,662	-	55,662	-
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000	695,000	695,000	695,000
Deduction : Transfer to reduce deficit (Note 4.11.3)	(695,000)	-	(695,000)	-
Ending balance	-	695,000	-	695,000
Others				
Beginning balance	23,081,000	23,081,000	23,081,000	23,081,000
Deduction : Transfer to reduce deficit (Note 4.11.3)	(23,081,000)	-	(23,081,000)	-
Ending balance	-	23,081,000	-	23,081,000
Unappropriated (Deficit)				
Beginning balance	(74,550,062)	(62,062,519)	(74,550,062)	(62,062,519)
Additions (deductions) - Net income	3,076,530	327,054	3,076,530	327,054
Additions : Reduction of deficit from (Note 4.11.3)				
- Premium on preferred shares	27,987,898	-	27,987,898	-
- Premium on ordinary shares	22,786,164	-	22,786,164	-
- Legal reserve	695,000	-	695,000	-
- Other reserve	23,081,000	-	23,081,000	-
Ending balance (Deficit)	3,076,530	(61,735,465)	3,076,530	(61,735,465)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	54,929,129	63,368,688	54,929,129	63,368,688
MINORITY INTEREST				
Beginning balance	946,323	935,408		-
Additions	22,778	29,412	-	-
Ending balance	969,101	964,820	-	-
TOTAL SHAREHOLDER'S EQUITY	**55,898,230**	**64,333,508**	**54,929,129**	**63,368,688**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,076,530	327,054	3,076,530	327,054
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	362,025	402,736	275,969	314,932
Bad debt and doubtful accounts	524,517	2,737,059	530,400	2,672,121
Loss on debt restructuring	68,507	437,776	69,600	427,009
Loss from diminution in value of property foreclosed	289	-		-
Loss on impairment of investment in securities (reversal)	(134,244)	(313,713)	(134,244)	(313,713)
(Gain) loss on sales of investments	85,685	(266,911)	98,369	(254,361)
Gain on transferring investment portfolio	-	(3,991)	-	(3,991)
(Gain) loss on sales of premises and equipment	(12,010)	(100)	(11,993)	1,262
(Gain) loss on sales of property foreclosed	(37,938)	20,026	(37,938)	20,026
Gain on exchange rate	(437,742)	(419,829)	(436,039)	(419,734)
Unrealized (gain) losses on revaluation of securities	3,537	23,946	(5,526)	22,998
Amortization of (negative) goodwill	51,295	13,034	-	-
Decrease in accrued interest and dividend income	(378,082)	(795,613)	(381,183)	(800,148)
Decrease in accrued interest payable	(230,214)	(336,096)	(241,722)	(347,645)
Increase in other accrued expenses	710,989	747,612	704,647	733,805
(Income) loss from equity interest in subsidiary and/or associated companies	(135,740)	3,732	(202,113)	(89,290)
Minority interest in net income from subsidiary companies	18,783	26,749	-	-
Income from operations before changes in operating assets and liabilities	3,536,187	2,603,471	3,304,757	2,290,325
Operating assets (increase) decrease				
Interbank and money market items	(8,021,352)	(28,149,441)	(7,779,131)	(27,691,729)
Securities purchased under resale agreements	(15,869,000)	7,425,000	(15,869,000)	7,425,000
Securities for trading	(5,589,603)	1,532,948	(5,589,689)	1,367,763
Loans and accrued interest receivables	1,543,941	5,519,763	1,507,684	5,393,756
Properties foreclosed	1,226,432	254,264	1,219,592	246,776
Other assets	(4,170,196)	949,663	(4,224,155)	953,104

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (continued)				
Operating liabilities increase (decrease)				
Deposits	16,242,373	4,956,854	19,246,654	6,856,158
Interbank and money market items	2,369,582	1,691,315	2,145,005	1,682,919
Liabilities payable on demand	689,346	(24,960)	687,916	(24,105)
Securities sold under repurchase agreements	(10,000)	(4,000)		-
Short-term borrowings	3,807,765	-	3,807,694	-
Other liabilities	172,564	(992,957)	217,646	(908,791)
Net cash used by operating activities	(4,071,961)	(4,238,080)	(1,325,027)	(2,408,824)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(11,853,395)	(7,828,988)	(11,666,853)	(7,588,282)
Proceeds from sales of available-for-sale securities	8,912,534	8,480,548	5,926,231	6,177,555
Purchase of held-to-maturity securities	(13,523,090)	(942,296)	(13,558,564)	(455,262)
Proceeds from redemption of held-to-maturity securities	22,458,963	2,996,616	22,455,788	2,584,819
Purchase of general securities	(877,007)	(22)	(864,050)	-
Proceeds from sales of general securities		79,853		20,025
Purchase of investments in subsidiaries and/or associated companies	(37,937)	(61,678)		(75,657)
Proceeds from sales of investments in subsidiaries and/or associated companies	599	51,754		51,754
Purchase of premises and equipment	(488,143)	(233,354)	(463,190)	(160,454)
Proceeds from sales of premises and equipment	115,634	16,146	114,557	9,826
Net cash provided by investing activities	4,708,158	2,558,579	1,943,919	564,324
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(46)	(5,229)		(5,229)
Net cash used by financing activities	(46)	(5,229)		(5,229)
Increase in foreign currency translation	(22,662)	(138,900)		-
Net increase (decrease) in cash and cash equivalents	613,489	(1,823,630)	618,892	(1,849,729)
Cash and cash equivalents as at January 1,	7,688,350	11,326,368	7,523,705	11,245,478
Cash and cash equivalents as at March 31,	8,301,839	9,502,738	8,142,597	9,395,749

See notes to the interim financial statements

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 The consolidated and the Bank's financial statements for the quarters ended March 31, 2003 and 2002 and the consolidated and the Bank's balance sheet for the year ended December 31, 2002, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2002, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements which have been audited.

The preparation of financial statements in conformity with generally accepted accounting principles also required management to make estimates and assumptions that affected the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from these estimates.

2.2 The consolidated financial statements include the accounts of all branches of the Bank, and subsidiaries whose shares are more than 50% owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are as follows:

	For the quarters ended March 31,		For the year ended December 31,
	2003	2002	2002
1. Chatuchak Assets Management Co., Ltd.	/	/	/
2. Cambodian Commercial Bank Ltd. (Cambodia)	/	/	/
3. SCB Securities Co., Ltd.	/	/	/
4. The Book Club Finance PCL	/	/	/
5. The Samaggi Insurance PCL	/	/	/
6. SCB Business Services Co., Ltd.	/	/	/
7. SCB Training Centre Co., Ltd.	/	/	/
8. Siam Pitiwat Co., Ltd.	/	/	/
9. Sub Sri Thai Warehouse PCL	/	/	/
10. SCB Resolution Corporation Co., Ltd.	/	/	/
11. Mahisorn Co., Ltd.	/	/	/
12. Astrakhan Investment Ltd. (Hongkong)	/	/	/
13. Thai International Property Development Co., Ltd.*	-	/	-
14. SCB Research Institute Co., Ltd.*	-	/	-
15. Oreo Realty Inc. (United States of Amarica)*	-	/	-
16. Techno Holding Co., Ltd.**	-	/	-

* : Not included in the consolidated financial statements for the year 2002 and first quarter of 2003 because it was in the process of dissolution.

** : Not included in the consolidated financial statements for the year 2002 and first quarter of 2003 because it was dissolved.

The consolidated financial statements for the quarters ended March 31, 2003 and 2002 and for the year ended December 31, 2002 do not include 9 companies, which are subsidiaries and the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd., Supapirom Co., Ltd., and SCB Advisory Service Co., Ltd. However, there are no material effects on the consolidated financial statements for not including such companies (see Note 4.2.2).

In addition, the consolidated financial statements for the quarters ended March 31, 2003 and 2002 and for the year ended December 31, 2002 did not include Bangkok Crystal Co., Ltd. because the Bank has intention for temporary holding.

2.3 The consolidated financial statements included the adjustments for which the subsidiary did not record as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	March 31, 2003	December 31, 2002	March 31, 2002
Provision for doubtful debts of subsidiary companies	200	200	-
	For the quarter ended March 31, 2003	For the year ended December 31, 2002	For the quarter ended March 31, 2002
Bad debt and doubtful accounts (reversal)	-	(219)	-

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS		
	March 31, 2003	December 31, 2002	March 31, 2002
Provision for doubtful debts of subsidiary companies effecting decrease in investments	200	200	-
	For the quarter ended March 31, 2003	For the year ended December 31, 2002	For the quarter ended March 31, 2002
Bad debt and doubtful accounts (reversal) effecting increase in equity interest in subsidiaries companies	-	(219)	-

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

The Bank and subsidiaries adopt accounting standards and calculation method in the interim financial statements consistent with the most recent annual financial statements.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the quarters ended March 31 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
Interest	2,707	3,835	2,780	3,808
Income tax	97	122	27	28

4.1.2 Non-cash items are as follows:

For the quarter ended March 31, 2003, the unrealized gain from securities valuation presented as part of shareholders' equity has decreased by Baht 287.7 million, in both consolidated financial statements and the Bank's financial statements (March 31, 2002 : increased by Baht 1,269.9 million).

For the quarter ended March 31, 2003, the Bank's subordinated convertible bonds of Baht 17.4 million were converted to be ordinary shares.

For the quarter ended March 31, 2003, the Bank's convertible preferred shares of Baht 1,804.9 million (March 31, 2002 : Baht 47.0 million) were converted to be ordinary shares.

For the quarter ended March 31, 2003, the Bank has property foreclosed acquired from debt repayments increased by Baht 1,114.8 million (March 31, 2002 : Baht 667.5 million) in the consolidated financial statements and Baht 1,113.2 million in the Bank's financial statements (March 31, 2002 : Baht 664.8 million).

For the quarter ended March 31, 2003, the Bank has no securities received from debt restructuring process (March 31, 2002 : securities received and recorded as available-for-sale securities of Baht 133.5 million, in both the consolidated financial statements and the Bank's financial statements).

For the quarter ended March 31, 2002, the Bank has recorded Baht 35,260.0 million and Baht 35,112.0 million, respectively, of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated financial statements and the Bank's financial statements in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.3.1).

For the quarter ended March 31, 2003, the Bank transferred sub-quality assets to TAMC of Baht 3.3 million (net of the related allowance for doubtful accounts of Baht 0.1 million) in the consolidated financial statements and in the Bank's financial statements (see Notes 4.2.1 and 4.3.3).

For the quarter ended March 31, 2002, the Bank transferred sub-quality assets to TAMC of Baht 3,510.0 million (net of the related allowance for doubtful accounts of Baht 588.5 million) in the consolidated financial statements and in the Bank's financial statements (see Notes 4.2.1 and 4.3.3).

4.2 Investment in securities

4.2.1 As at March 31, 2003 and December 31, 2002, the Bank classified its investments in securities as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	March 31, 2003		December 31, 2002	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	8,489	8,488	2,744	2,756
Corporate debt securities	645	646	826	787
Foreign debt security	216	217	220	221
Domestic equity securities	269	291	205	227
Total	9,619	9,642	3,995	3,991
Less Allowance for revaluation of investments	23	-	(4)	-
Total	9,642	9,642	3,991	3,991
Available-for-sale securities				
Government and state enterprise debt securities	15,546	15,723	12,855	13,006
Corporate debt securities	107	109	108	111
Foreign debt securities	6,401	6,417	6,111	6,123
Domestic equity securities	34	28	34	30
Other securities	64	75	64	72
Total	22,152	22,352	19,172	19,342
Add Allowance for revaluation of investments	219	-	177	-
Less Allowance for impairment of investments	(19)	-	(7)	-
Total	22,352	22,352	19,342	19,342
Held-to-maturity securities				
Corporate debt securities	51	39	49	37
Foreign debt securities	12,387	12,387	19,589	19,589
Total	12,438	12,426	19,638	19,626
Less Allowance for impairment of investments	(12)	-	(12)	-
Total	12,426	12,426	19,626	19,626
Total short-term investments-net	44,420	44,420	42,959	42,959

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	March 31, 2003		December 31, 2002	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	15,781	17,568	16,895	18,868
Corporate debt securities	1,367	1,231	1,331	1,191
Foreign debt securities	8,595	8,695	7,828	8,108
Domestic equity securities	4,145	7,636	3,849	7,119
Foreign equity securities	1	1	2	2
Other securities	3,330	3,224	3,254	3,100
Total	33,219	38,355	33,159	38,388
Add Allowance for revaluation of investments	6,622	-	6,729	-
Less Allowance for impairment of investments	(1,486)	-	(1,500)	-
Total	38,355	38,355	38,388	38,388
Held-to-maturity securities				
Government and state enterprise debt securities	51,364	55,420	51,438	54,569
Corporate debt securities	1,825	1,696	1,802	1,656
Foreign debt securities	1,030	1,030	2,773	2,773
Total	54,219	58,146	56,013	58,998
Less Allowance for impairment of investments	(12)	-	(29)	-
Total	54,207	58,146	55,984	58,998
General investments				
Domestic non-marketable equity securities	3,959	3,292	4,473	3,570
Foreign non-marketable equity securities	1,771	1,817	912	953
Total	5,730	5,109	5,385	4,523
Less Allowance for impairment of investments	(2,541)	-	(2,551)	-
Total	3,189	5,109	2,834	4,523
Total long-term investments-net	95,751	101,610	97,206	101,909

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	March 31, 2003		December 31, 2002	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	8,489	8,488	2,698	2,701
Corporate debt securities	452	453	626	637
Foreign debt security	217	217	220	221
Domestic equity securities	19	38	19	41
Total	9,177	9,196	3,563	3,600
Add (less) Allowance for revaluation of investments	19	-	37	-
Total	9,196	9,196	3,600	3,600
Available-for-sale securities				
Government and state enterprise debt securities	15,546	15,723	12,834	12,986
Corporate debt securities	100	103	100	103
Foreign debt securities	6,401	6,417	6,111	6,123
Total	22,047	22,243	19,045	19,212
Add Allowance for revaluation of investments	215	-	174	-
Less Allowance for impairment of investments	(19)	-	(7)	-
Total	22,243	22,243	19,212	19,212
Held-to-maturity securities				
Foreign debt securities	12,387	12,387	19,589	19,589
Total	12,387	12,387	19,589	19,589
Total short-term investments-net	43,826	43,826	42,401	42,401
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	15,047	16,805	13,343	15,286
Corporate debt securities	1,653	1,514	1,617	1,476
Foreign debt securities	8,596	8,695	7,828	8,108
Domestic equity securities	3,357	6,923	3,072	6,382
Foreign equity securities	1	1	2	2
Other securities	2,548	2,450	2,502	2,362
Total	31,202	36,388	28,364	33,616
Add Allowance for revaluation of investments	6,672	-	6,752	-
Less Allowance for impairment of investments	(1,486)	-	(1,500)	-
Total	36,388	36,388	33,616	33,616
Held-to-maturity securities				
Government and state enterprise debt securities	50,514	54,570	50,525	53,654
Corporate debt securities	1,376	1,257	1,375	1,258
Other debt securities	1,030	1,030	2,773	2,773
Total	52,920	56,857	54,673	57,685

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	March 31, 2003		December 31, 2002	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
General investments				
Domestic equity non-marketable securities	4,028	3,378	4,554	3,669
Foreign equity non-marketable securities	1,770	1,817	912	952
Total	5,798	5,195	5,466	4,621
Less Allowance for impairment of investments	(2,523)	-	(2,533)	-
Total	3,275	5,195	2,933	4,621
Total long-term investments-net	92,583	98,440	91,222	95,922

As at March 31, 2003, the Bank classified the right of the Bank against the promissory note and promissory notes which are given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 11,111.0 million (December 31, 2002 : Baht 11,503.1 million) in the consolidated financial statements and of Baht 10,683.4 million (December 31, 2002 : Baht 11,075.5 million) in the Bank's financial statements (see Notes 4.1.2 and 4.3.3).

4.2.2 Investments in subsidiaries and associated companies are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS				
	March 31, 2003				
Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	14.8	8.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	46.2	1,249.9	1,402.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	118.6
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	75.3
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	62.1
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	257.4
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	1,033.3
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	9.7
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
Associated Companies (continued)					
Other					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	363.1
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	34.0	-
Total				3,121.8	3,340.5
Less Allowance for impairment of investments				(972.6)	-
Total investments in subsidiary and associated companies-net				2,149.2	3,340.5

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	14.8	8.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	46.2	1,249.9	1,355.7
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	134.8
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	67.1
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	60.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.6
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	1,011.7
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	10.7
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	363.4
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	34.0	-
Total				3,121.8	3,278.8
Less Allowance for impairment of investments				(972.6)	-
Total investments in subsidiary and associated companies-net				2,149.2	3,278.8

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS March 31, 2003 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,758.4
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	643.9
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,285.7
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	775.8
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.8	454.6	895.8
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	77.7
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	248.8
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	16.9
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	14.8	8.6
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	305.1
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	25.0
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	470.1
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	375.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	46.2	1,249.9	1,402.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	118.6
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	75.3
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	62.1
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	257.4
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	1,033.3
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	9.7
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS March 31, 2003 Ownership (%)	Cost Method	Equity Method
Associated Companies (Continued)					
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	287.0
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,003.6	13,143.2
Less Allowance for impairment of investments				(3,947.8)	-
Total investments in subsidiaries and associated companies - net				13,055.8	13,143.2

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2002 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,743.8
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	642.1
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,333.7
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	768.9
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.8	454.6	871.9
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	78.9
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	250.6
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	14.2
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	14.8	8.6
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	299.1
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	24.9
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	467.6
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	299.7

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2002 Ownership (%)	Cost Method	Equity Method
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	46.2	1,249.9	1,355.7
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	134.8
SCB Leasing PCL.	Leasing	Ordinary	37.6	39.8	67.1
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	60.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.6
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	1,011.7
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	10.7
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	287.3
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,003.6	12,998.1
Less Allowance for impairment of investments				(3,947.8)	-
Total investments in subsidiaries and associated companies - net				13,055.8	12,998.1

The Bank received shares transferred from troubled debt restructuring. As at March 31, 2003 and December 31, 2002 are as follows :

	March 31, 2003 % of paid-up share capital	December 31, 2002 % of paid-up share capital
General securities		
Bangkok Crystal Co., Ltd.	75.1	75.1
Sri-U-Thong Co., Ltd.	42.1	42.1
S.G. Land Co., Ltd.	34.0	34.0
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

The Bank did not record the above securities as investment in subsidiaries and associated companies due to the Bank's intention to hold such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements due to being in the process of dissolution or discontinued operations are as follows: (see Note 2.2)

Baht : Million

	March 31, 2003 "Unaudited"			December 31, 2002 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	0.2	-	0.2	0.2	-	0.2
Suthakarn Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Thai Manpower Development Co., Ltd.	0.8	-	0.8	0.8	-	0.8
Prime Business Co., Ltd.	0.5	-	0.5	0.5	-	0.5
M&M Service Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Sorathon Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Satayu Co., Ltd.	-	20.8	(20.8)	-	20.6	(20.6)
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
SCB Advisory Service Co., Ltd.	8.2	-	8.2	8.2	-	8.2
SCB Research Institute Co., Ltd.	48.8	8.4	40.4	48.8	8.4	40.4
Thai International Property Development Co., Ltd.	-	-	-	-	-	-
Oreo Realty Inc. (United States of America)	-	-	-	-	-	-
	60.8	29.2	31.6	60.8	29.0	31.8

Baht : Million

	For the Quarters ended							
	March 31, 2003 "Unaudited"				March 31, 2002 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	0.2	0.2	-	-	0.2	0.6	(0.4)	(1.4)
Suthakarn Co., Ltd.	-	-	-	(0.2)	-	0.5	(0.5)	(543.3)
Thai Manpower Development Co., Ltd.	-	-	-	-	-	-	-	-
Prime Business Co., Ltd.	-	-	-	11.6	-	-	-	(3.5)
M&M Service Co., Ltd.	-	-	-	-	-	-	-	-
Sorathon Co., Ltd.	-	-	-	-	-	-	-	-
Satayu Co., Ltd.	-	0.2	(0.2)	(230.5)	-	0.2	(0.2)	(243.2)
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
SCB Advisory Service Co., Ltd.	-	-	-	-	-	-	-	-
SCB Research Institute Co., Ltd.*	-	-	-	-	1.1	4.9	(3.8)	(0.8)
Thai International Property Development Co., Ltd.*	-	-	-	-	-	-	-	-
Oreo Realty Inc. (United States of America)*	-	-	-	-	-	-	-	-
	0.2	0.4	(0.2)		1.3	6.2	(4.9)	

* Included in the consolidated financial statements of Q1/02

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Banking and finance	3,451	3,406	2,972	2,933
Manufacturing	38	38	30	30
Entertainment and recreation	737	697	737	697
Others	345	346	345	338
	4,571	4,487	4,084	3,998

As at March 31, 2003 and December 31, 2002, government bonds classified as available-for-sale securities of Baht 402.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at March 31, 2003, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 14 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2003			December 31, 2002		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	50.1	-	50.1
Finance companies controlled by and ordered by BOT to decrease and increase capital						
Bonds	-	-	-	-	-	-
Listed companies identified for delisting						
Common shares	509.2	144.1	495.6	509.2	139.5	487.5
Bonds	41.2	25.8	22.6	38.4	21.1	19.0
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,959.9	310.6	1,857.4	2,143.2	330.1	2,034.5
Bonds	274.4	142.6	203.3	277.9	147.2	203.6

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2003			December 31, 2002		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	-	-	-	-	-	-
Listed companies identified for delisting						
Common shares	470.3	117.4	468.9	470.3	114.8	468.9
Bonds	8.7	8.7	-	9.0	9.0	-
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,900.6	300.3	1,806.9	2,083.9	321.1	1,982.7
Bonds	245.6	132.5	181.1	245.6	132.5	181.1

4.2.3 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of Cash flows
For the quarters ended March 31,
"Unaudited"

Baht : Million

	2003	2002
Cash flows from operating activities		
Net income (loss)	15	(46)
Items to reconcile net income (loss) to net cash received (paid) from operating activities:		
Bad debt and doubtful accounts	-	67
Amortization of discount on investment	-	(6)
Income from operations before changes in operating assets and liabilities	15	15
Operating assets (increase) decrease		
Investment in receivables	24	16
Loans	(9)	-
Accrued interest receivables	(11)	(14)
Operating liabilities increase (decrease)		
Other liabilities	(1)	1
Net cash provided by operating activities	18	18
Cash flows from investing activities		
Proceeds from sales and maturity of available-for-sale securities	2,812	2,153
Net cash used in investing activities	2,812	2,153
Net increase in cash and cash equivalents	2,830	2,171
Cash and cash equivalents as at January 1,	16	6
Cash and cash equivalents as at March 31,	2,846	2,177

4.3 Loans and accrued interest receivables

4.3.1 Loan receivables

As at December 31, 2002, the Bank and its subsidiary considered recording Baht 35,260.0 million and Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheets, respectively in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Notes 4.1.2). Such loans had been previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

4.3.2 Troubled debt restructuring

The consolidated and the Bank's financial statements for the quarters ended March 31, 2003 and 2002, include the result of various types of troubled debt restructuring including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	79	2,099.9	2,099.7	Immovable properties and shares	-
Changes of repayment conditions	711	1,043.5	1,017.9		
Total	790	3,143.4	3,117.6		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	311	4,761.9	4,533.4	Immovable properties and shares	5.2
Changes of repayment conditions	1,435	2,699.9	2,667.4		
Total	1,746	7,461.8	7,200.8		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
March 31, 2003

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	78	2,099.7	2,099.7	Immovable properties and shares	-
Changes of repayment conditions	700	960.0	960.0		
Total	778	3,059.7	3,059.7		

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS March 31, 2002				
	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	308	4,677.2	4,448.9	Immovable properties and shares	5.2
Changes of repayment conditions	1,426	2,518.6	2,518.5		
Total	1,734	7,195.8	6,967.4		

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2003		2002	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	790	3,143.4	1,746	7,461.8
Total loans including loans to financial institutions as at March 31,	165,916	491,769.6	166,764	498,642.5

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	2003		2002	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	778	3,059.7	1,734	7,195.8
Total loans including loans to financial institutions as at March 31,	165,368	485,376.3	166,144	492,048.3

As at March 31, 2003, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 135,799.3 million (December 31, 2002 : Baht 141,742.6 million) in the consolidated financial statements and Baht 132,852.8 million (December 31, 2002 : Baht 138,431.2 million) in the Bank's financial statements

Information relating to restructured debtors for the quarters ended March 31, 2003 and 2002 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
Interest income recognition in the statement of income	1,219.3	1,621.8	1,191.5	1,589.3
Loss from debt restructuring recognized in the statement of income	68.5	437.8	69.6	427.0
Cash collection	1,682.3	2,561.8	1,573.7	2,448.9
Additional loans to restructured debtors	-	67.7	-	67.7

4.3.3 Transfer of loan receivables

For the quarter ended March 31, 2003 and for the year ended December 31, 2002 the Bank transferred a portion of sub-quality assets with a book value of Baht 3.3 million and Baht 3,560.5 million, respectively (net of allowance for doubtful accounts of Baht 0.1 million and Baht 957.3 million, respectively) to TAMC according to the Asset Transfer Agreement. The Bank and its subsidiary received the promissory notes of Baht 8,768.4 million for transferring such assets. The remaining amount is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2 and 4.2.1).

4.4 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,936	90	745	2,824	39,067	26,707	71,369
Bad debt and doubtful accounts	(93)	15	156	(726)	1,650	(477)	525
Bad debt recovered	-	-	-	-	42	-	42
Bad debt written off	-	-	-	-	(743)	-	(743)
Others	-	-	-	-	(42)	1,509	1,467
Ending balance	1,843	105	901	2,098	39,974	27,739	72,660

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	835	4,440	743	9,640	17,852
Bad debt and doubtful accounts	(101)	(67)	(90)	(1,616)	6,692	19,406	24,224
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(4,009)	-	(4,009)
Others	-	-	-	-	35,255	(2,339)	32,916
Ending balance	1,936	90	745	2,824	39,067	26,707	71,369

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
March 31, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,933	90	743	2,783	38,152	25,679	69,380
Bad debt and doubtful accounts	(93)	14	158	(708)	1,583	(424)	530
Bad debt recovered	-	-	-	-	43	-	43
Bad debt written off	-	-	-	-	(714)	-	(714)
Others	-	-	-	-	-	1,342	1,342
Ending balance	1,840	104	901	2,075	39,064	26,597	70,581

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,415	15,767
Bad debt and doubtful accounts	(74)	(64)	(91)	(1,574)	6,578	19,201	23,976
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(3,924)	-	(3,924)
Others	-	-	-	-	35,112	(1,937)	33,175
Ending balance	1,933	90	743	2,783	38,152	25,679	69,380

Revaluation allowance for debt restructuring are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Beginning balance	11,209.7	8,087.2	10,427.3	7,768.6
Increase (decrease) during the year	(1,285.8)	3,122.5	(1,138.7)	2,658.7
Ending balance	9,923.9	11,209.7	9,288.6	10,427.3

The Bank used the BOT's notification dated January 16, 2003, in determining the non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. As at March 31, 2003 non-performing loans are Baht 118,753.1 million (December 31, 2002 : Baht 118,257.1 million) or 24.5% (December 31, 2002 : 24.2%) of total loans including loans to financial institutions. As at March 31, 2003, the non-performing loans to financial institutions are Baht 551.2 million (December 31, 2002 : Baht 554.2 million)

The Bank classified its assets and made provision for loan loss according to the criteria specified in the BOT's Notification dated February 18, 2002 regarding worthless or irrecoverable assets or assets with doubtful value of recoverability. As of March 31, 2003, the Bank has loans classified as substandard, doubtful and doubtful loss, which consisted of principal amount, accrued interest receivable and other assets amounting to Baht 120,566.4 million (December 31, 2002 : Baht 120,088.1 million) or 24.7% (December 31, 2002 : 24.4%) of total classified loans. Such classified loans included the loans to financial institutions, which were past due of interest or principal longer than three months, based on each loan account including restructured loans. Loan classification and allowance for doubtful accounts are as follows:

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

March 31, 2003

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	351,600.9	183,989.2	1	1,839.9
Special Mention	12,911.0	5,189.6	2	103.8
Substandard	12,921.2	4,505.2	20	901.0
Doubtful	12,908.6	4,150.8	50	2,075.4
Doubtful Loss	93,864.5	39,063.8	100	39,063.8
Total	484,206.2	236,898.6		43,983.9
Specific and General Allowance				26,597.1
Total				70,581.0

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2002			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	385,594.9	193,314.3	1	1,933.1
Special Mention	9,798.6	4,504.9	2	90.1
Substandard	10,935.4	3,713.4	20	742.7
Doubtful	14,168.8	5,566.2	50	2,783.1
Doubtful Loss	94,102.0	38,151.7	100	38,151.7
Total	487,599.7	245,250.5		43,700.7
Specific and General Allowance				25,679.1
Total				69,379.8

Based on management's estimate of the ultimate collectibility of its loan portfolio as at March 31, 2003, the Bank has recorded allowance for doubtful accounts which exceeded the minimum allowance required by the guideline of the BOT of Baht 26,597.1 million (December 31, 2002 : Baht 25,679.1 million).

As at March 31, 2003, Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,408.6 million (December 31, 2002 : Baht 2,397.4 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows :

Baht : Million

	March 31, 2003			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	4,499.7	3,630.4	0.08, 1	22.3
Special Mention	149.2	117.4	2	2.3
Substandard	92.6	57.2	20	35.4
Doubtful	167.8	153.7	50	76.9
Doubtful Loss	2,617.7	1,695.4	100	1,694.3
	7,527.0	5,654.1		1,831.2
Less Allowance for doubtful account transferred				(1,144.9)
Allowance per requirement				686.3
General Allowance				611.8
Total				1,298.1

Baht : Million

	December 31, 2002			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	4,691.9	3,789.5	0.08, 1	7.7
Special Mention	80.9	47.3	2	0.9
Substandard	16.1	12.8	20	2.6
Doubtful	228.1	198.2	50	99.1
Doubtful Loss	2,594.3	1,704.2	100	1,704.2
	7,611.3	5,752.0		1,814.5
Less Allowance for doubtful account transferred				(1,141.5)
Allowance per requirement				673.0
General Allowance				476.8
Total				1,149.8

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS							
	March 31, 2003				December 31, 2002			
	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision
Listed companies identified for delisting	22	3,811.8	1,163.6	1,183.3	22	3,914.1	1,575.7	1,172.5

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS							
	March 31, 2003				December 31, 2002			
	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision
Listed companies identified for delisting	17	3,652.6	1,149.7	1,004.7	17	3,743.9	1,567.9	959.9

4.5 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Assets Management Co., Ltd. have the classified assets according to the guideline of the BOT which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2003					
	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	352,334.2	3,050.3	-	-	-	355,384.5
Special Mention	13,039.2	275.3	-	-	-	13,314.5
Substandard	13,005.1	-	-	-	-	13,005.1
Doubtful	13,026.8	-	-	-	-	13,026.8
Doubtful Loss	95,614.1	7.3	8,967.2	1,782.9	51.4	106,422.9
	487,019.4	3,332.9	8,967.2	1,782.9	51.4	501,153.8

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002					
	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	359,453.7	3,170.1	-	-	-	362,623.8
Special Mention	9,878.7	107.9	-	-	-	9,986.6
Substandard	10,951.4	-	-	-	-	10,951.4
Doubtful	14,347.4	-	-	-	-	14,347.4
Doubtful Loss	95,817.3	7.3	9,094.4	1,795.9	50.6	106,765.5
	490,448.5	3,285.3	9,094.4	1,795.9	50.6	504,674.7

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

March 31, 2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	351,600.9	3,221.7	-	-	-	354,822.6
Special Mention	12,911.0	275.3	-	-	-	13,186.3
Substandard	12,921.2	-	-	-	-	12,921.2
Doubtful	12,908.6	-	-	-	-	12,908.6
Doubtful Loss	93,864.5	7.3	8,967.2	1,760.4	51.4	104,650.8
	484,206.2	3,504.3	8,967.2	1,760.4	51.4	498,489.5

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	358,594.9	3,373.4	-	-	-	361,968.3
Special Mention	9,798.6	107.9	-	-	-	9,906.5
Substandard	10,935.4	-	-	-	-	10,935.4
Doubtful	14,168.8	-	-	-	-	14,168.8
Doubtful Loss	94,102.0	7.3	9,094.4	1,773.7	50.6	105,028.0
	487,599.7	3,488.6	9,094.4	1,773.7	50.6	502,007.0

4.6 Capital Funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at March 31, 2003 and December 31, 2002, the Bank's total capital funds can be categorized as follows:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	December 31, 2002
Tier 1 Capital		
Issued and paid-up share capital	31,319	31,319
Premium on share capital	4,820	55,577
Legal reserve	-	695
Others	-	23,081
Net loss after appropriations	-	(74,550)
Total Tier 1 Capital	36,139	36,122
Tier 2 Capital		
Unrealized increment per assets appraisal	5,105	5,119
Subordinated convertible bonds	1,876	2,645
Subordinated notes	11,569	12,855
Allowance for classified assets of "normal" category and excess allowance	5,646	5,555
Total Tier 2 Capital	24,196	26,174
Less Investment in other financial institutions' Tier 2 Capital	(234)	(234)
Total Capital Funds	60,101	62,062
Total Capital / Total Risk Assets	13.2%	14.0%
Total Tier 1 Capital / Total Risk Assets	8.0%	8.1%
Total Tier 2 Capital / Total Risk Assets	5.2%	5.9%

4.7 Contingencies

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,720	-	1,720	1,483	-	1.483
Guarantees of loans	244	1,410	1,654	296	1,415	1,711
Liability under unmatured import bills	213	2,783	2,996	385	3,272	3,657
Other guarantees	37,861	12,296	50,157	37,361	11,973	49,334
Letters of credit	706	6,954	7,660	551	5,847	6,398
Exchange rate contracts						
Bought	-	47,249	47,249	-	45,810	45,810
Sold	-	117,852	117,852	-	125,490	125,490
Interest rate contracts						
Bought	32,934	28,020	60,954	23,730	27,970	51,700
Sold	32,934	28,020	60,954	23,730	27,970	51,700
Amount of unused bank overdraft	59,632	175	59,807	59,010	196	59,206
Other	26	431	457	26	280	306
Total	166,270	245,190	411,460	146,572	250,223	396,795

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,720	-	1,720	1,483	-	1,483
Guarantees of loans	244	1,410	1,654	296	1,415	1,711
Liability under unmatured import bills	213	2,783	2,996	385	3,272	3,657
Other guarantees	37,861	12,296	50,157	37,361	11,973	49,334
Letters of credit	706	6,882	7,588	551	5,808	6,359
Exchange rate contracts						
Bought	-	47,249	47,249	-	45,810	45,810
Sold	-	117,852	117,852	-	125,490	125,490
Interest rate contracts						
Bought	32,934	28,020	60,954	23,730	27,970	51,700
Sold	32,934	28,020	60,954	23,730	27,970	51,700
Amount of unused bank overdraft	59,632	-	59,632	59,010	-	59,010
Other	-	362	362	-	195	195
Total	166,244	244,874	411,118	146,546	249,903	396,449

As at March 31, 2003 and December 31, 2002, the Bank has contingencies in the same amount of Baht 338.2 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

4.8 Earning Per Share

Earning per share for the quarters ended March 31, 2003 and 2002, are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2003 Million Baht	2002 Million Baht	2003 Million Shares	2002 Million Shares	2003 Baht	2002 Baht
Basic earning per share						
Net income	3,077	327	1,189	879	2.59	0.37
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	1,943	2,252		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	3,077	327	3,132	3,131	0.98	0.10

The participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the quarter ended March 31, 2003 because the Bank has not declared dividend and for the quarter ended March 31, 2002 because the Bank had accumulated deficit.

4.9 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations. Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.9.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each company's paid-up capital are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2003	**December 31, 2002**	**March 31, 2003**	**December 31, 2002**
Companies with at least 10% ownership				
Loans				
Balance as at March 31, 2003 and December 31, 2002	21,863	22,001	25,206	25,439
Deposits				
Balance as at March 31, 2003 and December 31, 2002	5,575	1,933	8,928	2,557
Commitments				
Balance as at March 31, 2003 and December 31, 2002	4,344	4,134	4,357	4,158
Officers from departmental Managers upward				
Loans				
Balance as at March 31, 2003 and December 31, 2002	105	124	105	124
Deposits				
Balance as at March 31, 2003 and December 31, 2002	308	289	308	289

4.9.2 Investments in subsidiaries and associated companies are described in Note 4.2.2. Investments in related companies in which the Bank is a shareholder and/or management are directors as at March 31, 2003 and December 31, 2002, are as follows:

Baht : Million

Company	Type of Business	March 31, 2003 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Initial Investment Co., Ltd.	Finance	2	15.0	-	2	15.0	-
Siam Samggi Leasing Co., Ltd.	Leasing	100	10.0	-	100	10.0	-
WTA (Thailand) Co., Ltd.	Finance	-	25.0	-	-	25.0	-
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	-	180	10.0	-
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Premus (Thailand) Co., Ltd.	Other	13	10.0	1	13	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	5,750	13.6	737	5,750	13.6	737
Siam General Factoring PCL.	Finance	683	12.7	46	683	12.7	46
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
Wongpaitoon PCL.	Industry	6,048	14.7	-	6,048	14.7	-
Sri U Thong Co., Ltd.	Real Estate	1,084	42.1	-	1,084	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS March 31, 2003 Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS March 31, 2003 Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process) (continued)							
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	586	13.0	27
Related Companies (Shareholding through other companies' debt restructure process)							
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat Net work Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL.	Insurance	120	15.8	203	120	15.8	203
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Nawa 84 Co., Ltd.	Other	1,203	25.0	137	1,203	25.0	137
				1,372			1,372

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002 Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS December 31, 2002 Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Initial Investment Co., Ltd.	Finance	2	15.0	-	2	15.0	-
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	-	180	10.0	-
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
		December 31, 2002					
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	5,750	13.6	697	5,750	13.6	697
Siam General Factoring PCL.	Finance	683	12.7	47	683	12.7	47
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
Wongpaitoon PCL.	Industry	6,048	14.7	-	6,048	14.7	-
Sri U Thong Co., Ltd.	Real Estate	1,084	42.1	-	1,084	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	586	13.0	27
Related Companies (Shareholding through other companies' debt restructure process)							
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat Net work Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL.	Insurance	120	15.8	220	120	15.8	220
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Nawa 84 Co., Ltd.	Other	1,203	25.0	137	1,203	25.0	137
				1,349			1,349

KYAT = KYAT Currency

4.9.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which are made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at March 31, 2003, are as follows:

Baht : Million

	March 31, 2003			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	2,846
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	21	40
SCB Securities Co., Ltd.	-	-	150	114
The Book Club Finance PCL.	-	-	-	2
The Samaggi Insurance PCL. and affiliates	-	-	-	56
Services				
SCB Business Services Co., Ltd.	-	-	-	39
SCB Training Centre Co., Ltd.	-	-	89	5
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	11
SCB Research Institute Co., Ltd.	-	17	-	17
Sub Sri Thai Warehouse PCL.	-	-	-	5
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	23
Mahisorn Co., Ltd.	-	-	3,480	96
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	116
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL. and affiliates	15	108	15	108
Siam Commercial New York Life Insurance PCL.	-	34	-	34
The SCB Leasing PCL.	2,603	2	2,593	2
SCB Asset Management Co., Ltd.	-	6	-	6
The Vina Siam Bank (Vietnam)	-	1	-	1
Siam Panich Leasing PCL. and affiliates	460	92	290	92
Service				
Siam Niti Law Office Co., Ltd.	-	7	-	7
Real Estate				
Christiani & Nielsen (Thai) PCL. and affiliates	444	41	444	41
Christiani & Nielsen (England) Co., Ltd.	399	-	399	-
Christiani & Nielsen Construction Co., Ltd.	42	-	42	-
Others				
Nobleclear Holding (BVI) Ltd.	1,389	-	1,389	-
Saturn Inc. and affiliates	72	3	72	3
Related Companies (10% to 20% Ownership)				
Finance & Insurance	279	46	279	46
Service	243	44	243	44
Real Estate	-	2	-	2
Others	554	36	554	36

Baht : Million

	March 31, 2003			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	1,568	-	1,568
Subsidiary and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	6	251	6	251
Associated Companies				
Siam Sindhorn Co., Ltd.	4,793	43	4,793	43
Others	2,144	2,856	2,144	2,856
Related Companies (Shareholding through debt restructure process)				
ITV PCL.	828	114	828	114
Siam General Factoring PCL.	221	17	221	17
Bangkok Crystal Co., Ltd.	332	-	332	-
Wongpaitoon PCL.	1,027	2	1,027	2
Sri U Thong Co., Ltd.	103	4	103	4
Fuel Pipeline Transportation Co., Ltd.	1,138	17	1,138	17
Thai Baroda Industries Co., Ltd.	1,047	4	1,047	4
BNH medical Co., Ltd.	392	11	392	11
Related Companies (Shareholding through other companies's debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
SG Land Co., Ltd.	1,268	35	1,268	35
Siam Media and Communication Co., Ltd.	1,305	4	1,305	4
Siam Sat Network Co., Ltd.	450	1	233	1
The Dheves Insurance PCL.	-	177	-	177
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	21	-	21
	21,863	5,575	25,206	8,928

Outstanding loans and deposits as at December 31, 2002, were as follows:

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	16
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	22	5
SCB Securities Co., Ltd.	-	-	150	308
The Book Club Finance PCL.	-	-	32	-
The Samaggi Insurance PCL.	-	-	-	50
Services				
SCB Business Services Co., Ltd.	-	-	-	45
SCB Training Centre Co., Ltd.	-	-	95	8
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	8
SCB Research Institute Co., Ltd.	-	14	-	14
Sub Sri Thai Warehouse PCL.	-	-	-	4

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies (continued)				
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	22
Mahisorn Co., Ltd.	-	-	3,526	43
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	115
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	11	-	11
Siam Commercial New York Life Insurance PCL.	-	34	-	34
SCB Leasing PCL.	2,782	6	2,782	6
SCB Asset Management Co., Ltd.	-	2	-	2
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL.	221	82	51	82
Service				
Siam Niti Law Office Co., Ltd.	-	10	-	10
Real Estate				
Christiani & Nielsen (Thai) PCL.	80	35	80	35
Christiani & Nielsen (England) Co., Ltd.	409	-	409	-
Christiani & Nielsen Construction Co., Ltd.	43	-	43	-
Others				
Nobleclear Holding (BVI) Ltd.	1,341	-	1,341	-
SCB Biotech Co., Ltd.	-	2	-	2
Related Companies (10% to 20% Ownership)				
Finance & Insurance	307	48	307	48
Service	228	29	228	29
Real Estate	-	3	-	3
Others	561	13	561	13
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	922	-	922
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	4	106	4	106
Associated Companies				
Siam Sindhorn Co., Ltd.	5,681	43	5,681	43
Other	1,700	315	1,700	315
Related Company (Shareholding through debt restructure process)				
ITV PCL.	828	86	828	86
Siam General Factoring PCL.	399	1	399	1
Bangkok Crystal Co., Ltd.	347	1	347	1
Wongpaitoon PCL.	1,020	17	1,020	17
Sri U Thong Co., Ltd.	97	9	97	9
Fuel Pipeline Transportation Co., Ltd.	1,159	22	1,159	22
Thai Baroda Industries Co., Ltd.	1,056	8	1,056	8
BNH Medical Co., Ltd.	392	21	392	21

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Related Company (Shareholding through other companies' debt restracture process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
SG Land Co., Ltd.	1,268	24	1,268	24
Siam Media and Communication Co., Ltd.	1,317	4	1,317	4
Siam Sat Network Co., Ltd.	450	5	233	5
The Dheves Insurance PCL.	-	24	-	24
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	23	-	23
Sonoco Asia corporation (Thailand) Ltd.	2	-	2	-
	22,001	1,933	25,439	2,557

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the quarters ended March 31, 2003 and 2002, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	68	41	36	38
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	5	20	1	24
Major-shareholder	-	23	1	-

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	58	15	60	8
Associated Companies	65	38	36	27
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	-	53	1	35
Associated Companies	5	18	1	22
Major-shareholder	-	23	1	-

Outstanding contingencies as at March 31, 2003 and December 31, 2002, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS Contingencies		THE BANK'S FINANCIAL STATEMENTS Contingencies	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Subsidiary Companies	-	23	23	23
Associated Companies	2,083	1,614	2,073	1,614
Related Companies (10% to20% ownership)	212	219	212	219
Major-shareholder	2	1	2	1
Subsidiaries and Associated Companies of major - shareholder	385	419	385	419
Related Company (Shareholding through debt restructure process)	1,662	1,882	1,662	1,882

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.10 Income tax expense

For the quarters ended March 31, 2003 and 2002 the Bank's financial statements presented net income but no income tax expenses were as the Bank had losses carried forward being taxable expenses.

4.11 Events occurring after the balance sheet date

4.11.1 The preferred shares of 48,126,519 shares have been converted into 48,126,519 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on April 9, 2003.

4.11.2 The Bank's subordinate convertible bonds, which were issued on October 16, 1998, amounting to Baht 167.9 million have been converted into 5,596,662 common shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 31,380.4 million with the Ministry of Commerce on April 25, 2003.

4.11.3 The shareholders' meeting passed a resolution on April 9, 2003 to reduce deficit as at January 1, 2003 amounting to Baht 74,550 million by offsetting with legal reserve, other reserve, premium on preferred shares and premium on ordinary shares amounting to Baht 695 million, Baht 23,081 million, Baht 27,988 million and Baht 22,786 million, respectively, effective as of January 1, 2003. The financial statements for the quarter ended March 31, 2003 have already recorded such reduction in deficit.

In addition, the shareholders' meeting passed a resolution to amend the the Bank's Memorandum of Association to comply with the conversion of the preferred shares to common shares by changing the Bank's authorized share capital from previously consisting of 5,942,649,837 preferred shares and 1,057,350,163 ordinary shares to 5,615,987,397 preferred shares and 1,384,012,163 ordinary shares. The Bank has registered such change in authorized share capital with the Department of Business Development, Ministry of Commerce on April 22, 2003.

4.12 The significant financial position and the results from operations by domestic and foreign operations

4.12.1 The financial position classified by business type as at March 31, 2003 and December 31, 2002 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2003			December 31, 2002		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	679,506	19,573	699,079	654,728	20,993	675,721
Interbank and money market items (Assets)	55,309	5,856	61,165	46,475	6,659	53,134
Investment-net	127,598	15,914	143,512	128,275	15,169	143,444
Loans	483,988	1,800	485,788	487,262	1,856	489,118
Deposits	584,805	5,941	590,746	568,565	5,939	574,504
Interbank and money market items (Liabilities)	11,117	42	11,159	7,588	1,202	8,790
Borrowings	13,740	12,029	25,769	13,760	12,077	25,837
Contingencies	330,208	81,252	411,460	311,769	85,026	396,795

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2003			December 31, 2002		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	677,958	15,415	693,373	650,224	16,998	667,222
Interbank and money market items (Assets)	54,952	2,574	57,526	46,124	3,631	49,755
Investment-net	133,756	15,796	149,552	131,562	15,059	146,621
Loans	480,567	1,308	481,875	483,792	1,319	485,111
Deposits	585,297	2,552	587,849	565,939	2,663	568,602
Interbank and money market items (Liabilities)	11,201	42	11,243	7,907	1,191	9,098
Borrowings	13,345	12,030	25,375	13,365	12,077	25,442
Contingencies	330,181	80,937	411,118	311,743	84,706	396,449

4.12.2 The results of operations classified by business type for the quarters ended March 31, 2003 and 2002 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2003				March 31, 2002			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,180	295	(180)	7,295	7,526	428	(282)	7,672
Interest expenses	2,454	294	(180)	2,568	3,366	407	(282)	3,491
Net interest income	4,726	1	-	4,727	4,160	21	-	4,181
Non-interest income	2,402	107	-	2,509	2,729	141	-	2,870
Non-interest expenses	4,139	(11)	-	4,128	6,588	89	-	6,677
Income before income tax	2,989	119	-	3,108	301	73	-	374

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2003				March 31, 2002			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,082	281	(178)	7,185	7,472	407	(280)	7,599
Interest expenses	2,428	288	(178)	2,538	3,341	399	(280)	3,460
Net interest income	4,654	(7)	-	4,647	4,131	8	-	4,139
Non-interest income	2,093	85	-	2,178	2,344	120	-	2,464
Non-interest expenses	3,780	(31)	-	3,749	6,206	70	-	6,276
Income before income tax	2,967	109	-	3,076	269	58	-	327

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

9 Rutchadaphisek Road, Ladyao, Jatujak, Bangkok 10900

Tel. (662) 544-1111, 937-7777 http://www.scb.co.th

File No. 82-4345

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since May 2003.

Document No.	Date Published, or distributed	Document
1	June 13, 2003	Director's Resignation.
2	June 27, 2003	Result of warrants exercise for preferred shares.
3	June 30, 2003	Appointment of Director
4	July 4, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.
5	July 7, 2003	Director's Resignation.
6	July 21, 2003	Appointment of Director



THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation -

BSS. 460079 13 June 2003

The President,

The Stock Exchange of Thailand

Re: Director's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that Mr. Mahito Kageyama had tendered his resignation from the position of Director effective on 12 June 2003.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President and CEO

D:\My Documents\My Documents\Director\[illegible]Mr.Kageyama-[illegible].doc




THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 460083 June 27, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For June 23, 2003, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	57,667	units
Exercise applications, this period	896	units
Outstanding unexercised warrants	114,942,320	units

Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	57,667	units
Exercise applications, this period	896	units
Remaining preferred shares issuale	114,942,320	units

Warrant exercise in this period by nationality		
Non-Thai nationals	-	shares
Thai nationals	896	shares

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group




ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



- Translation -

BSS. 460088 30 June 2003

The President,

The Stock Exchange of Thailand

Re: Appointment of Director

The Meeting of Board of Directors of the Siam Commercial Bank no. 7/2003 on 30 June 2003 considered the recommendation of the Nomination and Corporate Governance Committee and passed a resolution to appoint Mr. Sohei Sasaki as a director of the Bank to fill the position vacated by Mr. Mahito Kageyama. The appointment takes effect on 30 June 2003.

Mr. Sohei Sasaki is currently Executive Officer, Deputy Head of Global Banking & Trading Division, UFJ Bank Limited.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO

D:\My Documents\My Documents\Director\แต่งตั้งกรรมการแจ้งเปลี่ยนแปลงกกต-ตลาดฯ-Mr.Sasaki-new2.doc

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSS 460089 July 4, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 30, 2003 exercise date, applications for conversion were for 52,413,579 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	58,563	Shares
Number of preferred shares already converted	(623,379,049)	Shares
Conversion per this exercise date (June 30, 2003)	(52,413,579)	Shares
Convertible preferred shares outstanding	1,824,265,935	Shares

Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	49,220,303	Shares
Previous conversion from preferred shares	623,379,049	Shares
Conversion per this exercise date (June 30, 2003)	52,413,579	Shares
Total ordinary shares outstanding	1,313,773,004	Shares
No. of new converted shares held by **foreign** shareholders	43,308,234	Shares
No. of new converted shares held by **local** shareholders	9,105,345	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

BSS. 46090   7 July 2003

The President,

The Stock Exchange of Thailand

Re: Director's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that Mr. Aswin Kongsiri had tendered his resignation from the position of director effective on 4 July 2003.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO

D:\My Documents\My Documents\Director\กรรมการลาออก\แจ้งเรื่องคุณอัศวิน-ลาออก-ส่งตลาดฯ-new.doc

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

BSS. 460095 21 July 2003

The President,
The Stock Exchange of Thailand

Re: Appointment of Director

The Meeting of Board of Directors of the Siam Commercial Bank no. 8/2003 on 18 July 2003 considered the recommendation of the Nomination and Corporate Governance Committee and passed a resolution to appoint Ms. Puntip Surathin, Director General State Enterprice Policy Office, Ministry of Finance as a director of the Bank to fill the position vacated by Mr. Aswin Kongsiri. The appointment takes effect on 18 July 2003.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and CEO

D:\My Documents\My Documents\Director\แต่งตั้งกรรมการ\แจ้งเปลี่ยนแปลงกกส่งตลาดฯ-คุณพันธ์ทิพย์1.doc

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111